EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Amendment No. 1 to the Schedule 13D, originally filed with the Securities and Exchange Commission on November 13, 2007, to which this joint filing agreement is attached together with any amendments thereto required to be filed by them pursuant to Section 13(d) under the Securities Exchange Act of 1934, as amended, and have duly executed this joint filing agreement as of the date set forth below.

Dated: June 3, 2009	Marlin Equities II, LLC

	By:	/s/ Martin E. Franklin
	Name:	Martin E. Franklin
	Title:	Managing Member

/s/ Martin E. Franklin
Martin E. Franklin